March 24, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attn:	Katherine Bagley

Re:	BSQUARE Corporation

Registration Statement on Form S-3

File No. 333-254458

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, BSQUARE Corporation hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on Friday, March 26, 2021, or as soon thereafter as practicable.

Thank you for your assistance. Should you have any questions, please contact Andrew Ledbetter of DLA Piper LLP (US) at (206) 839-4845.

Very truly yours,

BSQUARE Corporation

/s/ Ralph C. Derrickson

Ralph C. Derrickson

President and Chief Executive Officer